Exhibit 12

Ratio of Earnings to Fixed Charges:

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

			Supplemental pro forma year ended December 31, 2007	Predecessor
	Successor	Predecessor		Fiscal Year
	Period from June 15 to December 31, 2007	Period from January 1 to June 14, 2007		2006	2005	2004	2003
Fixed Charges
Interest expense	$98,722	$6,212	$176,420	$14,804	$6,848	$3,629	$1,810
Capitalized interest	900	294	1,662	567	378	206	202
Amortization of debt issuance costs	5,879	207	8,867	416	273	261	154
Interest factor attributable to rental expense	37,971	18,269	68,600	37,329	31,723	26,444	20,914

Total fixed charges	$143,472	$24,982	$255,549	$53,116	$39,222	$30,540	$23,080

Earnings
Pre-tax (loss) income before income (loss) from minority partners and income (loss) from equity investees	$(87,588)	$18,182	$(137,279)	$148,742	$220,266	$237,648	$245,920
Add: fixed charges	143,472	24,982	$255,549	53,116	39,222	30,540	23,080
Add: amortization of capitalized interest	150	202	277	419	386	375	399
Add: distributed income of equity investees	112	86	207	—	—	121	1,830
Deduct: interest capitalized	(900)	(294)	(1,662)	(567)	(378)	(206)	(202)

Total earnings	$55,246	$43,158	$117,092	$201,710	$259,496	$268,478	$271,027

Ratio of earnings to fixed charges (1)	—	1.7	—	3.8	6.6	8.8	11.7

(1)	The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries and before income (loss) from equity investees, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; and (iii) the portion of rental expense that we believe is representative of the interest component of rental expense. For the period from June 15 to December 31, 2007 and for the supplemental pro forma year ended December 31, 2007, earnings were insufficient to cover fixed charges by approximately $88.2 million and $138.5 million, respectively. The Company accounts for interest and penalties related to uncertain tax positions as part of its (benefit) provision for income taxes, and therefore, these charges are not included as a component of interest expense within fixed charges.